                             MATERIAL CHANGE REPORT

                  Section 75(2) of the Securities Act (Ontario)
            Section 85(1)(b) of the Securities Act (British Columbia)
                Section 146(1)(b) of the Securities Act (Alberta)
           Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
                Section 81(2) of the Securities Act (Nova Scotia)
         Section 76(2) of the Securities Act (Newfoundland and Labrador)


1.   REPORTING ISSUER

     Gerdau Ameristeel Corporation
     Hopkins Street South
     Whitby, Ontario
     L1N 5T1

2.   DATE OF MATERIAL CHANGE

     January 23, 2004

3.   PRESS RELEASE

     A press release was issued on January 23, 2004.

4.   SUMMARY OF MATERIAL CHANGE

     Gerdau Ameristeel Corporation announced today the successful completion of its offer to exchange up to US$405,000,000 aggregate principal amount of registered 10 3/8% Senior Notes due 2011 (the "Exchange Notes") of Gerdau Ameristeel Corporation ("Gerdau Ameristeel") and GUSAP Partners (together with Gerdau Ameristeel, the "Issuers") for the Issuers' outstanding Notes (the "Existing Notes") which were offered in a private placement in June 2003. All of the Existing Notes validly tendered to the exchange offer have been accepted for exchange.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Gerdau Ameristeel announced today the successful completion of its offer to exchange up to US$405,000,000 aggregate principal amount of the Exchange Notes of the Issuers for the Issuers' outstanding Existing Notes which were offered in a private placement in June 2003. All of the Existing Notes validly tendered to the exchange offer have been accepted for exchange.

     The exchange offer was contemplated in the Registration Rights Agreement dated June 27, 2003, pursuant to which the Issuers agreed to register substantially identical Notes, including unconditional guarantees on the Notes from certain of Gerdau Ameristeel's subsidiaries, and to offer to exchange the registered Exchange Notes for the Existing Notes.

     The Exchange Notes (including the subsidiary guarantees) have substantially the same form and terms as the outstanding Existing Notes, except that the Exchange Notes are issued under a prospectus in Ontario and the Exchange Notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

     The Exchange Notes have been accepted for clearance through the DTC and assigned the following CUSIP number: 37373MAC6. No payment of additional interest is required.

6.   RELIANCE ON CONFIDENTIALITY PROVISIONS OF SECURITIES LEGISLATION

     Not applicable.

7.   OMITTED INFORMATION

     No significant facts remain confidential in, and no information has been omitted from, this report.

8.   SENIOR OFFICERS

     For further information please contact Tom J. Landa, Vice-President, Chief Financial Officer and Secretary at (813) 207-2300.

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

     DATED at Tampa, Florida, this 26th day of January, 2004.





       /s/  Tom J. Landa
     -----------------------------------------------
     Name:  Tom J. Landa
     Title: Vice-President, Chief Financial Officer
            and Secretary